Disposal of Treasury Stocks as Employee Award

On 15 July 2014, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

¡à Purpose: Best Performance and Continuous Services Award
¡à Planned Amount: Nine Million Korean Won (KRW 9,000,000)
¡à Category and Number of Shares to be Disposed: Common Shares — 30 Shares
¡à Disposal Method: Over-The-Counter Trading
¡à Disposal Period: 16~21 July 2014 (4 Days)
¡à Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on 7 February 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee